FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	acceptances tendered in the public tender offer of TERRA NETWORKS	3

TELEFÓNICA S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Pursuant to the July 25th , 2003 notice of the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores), the total number of securities included in the acceptances tendered in the public tender offer for shares of TERRA NETWORKS, S.A. has been 202,092,043 shares (33.60%), bringing the direct interest held in the share capital after the offer to 71.97%.

Consequently, TELEFÓNICA, S.A. has decided to waive the minimum volume requirement established as a condition for this tender offer and will therefore acquire all of the securities tendered.

Madrid, July 25th , 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 25th, 2003	By:	/s/ Santiago Fernàndez Valbuena
			Name:	Santiago Fernàndez Valbuena
			Title:	Chief Financial Officer